Filed Pursuant to Rule 433
Registration No. 333-239446

NEWS RELEASE

Ampco-Pittsburgh
Moving forward.
726 BELL AVENUE, SUITE 301, CARNEGIE, PA 15106
(412) 456-4400

Contact:
Michael G. McAuley
Senior Vice President, Chief Financial Officer and Treasurer
(412) 429-2472
mmcauley@ampcopgh.com

FOR IMMEDIATE RELEASE
CARNEGIE, PA
September 17, 2020

Ampco-Pittsburgh Corporation (NYSE: AP) Announces 93% Subscription for its Rights Offering and Extension of Expiration Date to Friday, September 18, 2020

Carnegie, PA, September 17, 2020 – Ampco-Pittsburgh Corporation (NYSE: AP) (the “Corporation” or “Ampco-Pittsburgh”) announced today that it has received $18,557,202.89 of subscriptions (approximately 93% subscribed) for its up to $20 million rights offering. Approximately 7%, or $1,442,797.11, remains available. In order to accommodate right holders who wish to subscribe for additional units, Ampco-Pittsburgh is extending the expiration of its previously announced rights offering two business days to 5:00 PM Eastern Time on Friday, September 18, 2020 (the “Extended Expiration Time”).  The rights offering was previously scheduled to expire on Wednesday, September 16, 2020.

This extension is being offered to ensure adequate time for rights holders to make their investment decision and for additional orders to be processed. All other terms and conditions of the rights offering remain unchanged.

The rights offering allows Ampco-Pittsburgh’s shareholders of record as of August 17, 2020, to purchase up to 12,800,795 units. Units consist of shares of common stock (the “Common Shares”) and Series A warrants to purchase Common Shares, which expire on August 1, 2025. The subscription price for units entitling participants in the rights offering to a whole Common Share and to receive a Series A warrant to purchase a whole Common Share was determined based on $3.50 per share. In addition, the exercise price for Series A warrants to purchase a whole Common Share has been set at $5.75 per share. The units and Series A warrants will be exercisable only for whole Common Shares.

If exercising subscription rights through a broker, dealer, custodian bank, or other nominee (including any mobile investment platform), then rights holders of record should deliver all required subscription documents and subscription payments pursuant to the instructions provided by their nominee.

If shares of common stock are held in the rights holder’s name, and subscription rights will not be exercised through a broker, dealer, custodian bank, or other nominee (including any mobile investment platform), then the subscription certificate, all other required subscription documents, and subscription payments should be sent by mail to Broadridge Corporate Issuer Solutions, Inc., the Subscription Agent, at the address below, to be received before the Extended Expiration Time.  Participants should refer to the instructions included with the subscription documents for complete information regarding completing and submitting the subscription documents.

By Mail: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	By Hand Delivery or Overnight Courier: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

For additional information on the rights offering, please reference the prospectus filed pursuant to the Corporation’s registration statement on Form S-1, as amended, which can be viewed at this link to the SEC’s Edgar website (https://www.sec.gov/edgar).

The rights offering includes an over-subscription privilege, which entitles each rights holder that exercises all its basic subscription privileges in full the right to purchase additional units that remain unsubscribed at the Extended Expiration Time. The over-subscription privileges are subject to availability and a pro-rata allocation of shares among participants. All basic subscription rights and over-subscription privileges may be exercised during the subscription period of Tuesday, August 18, 2020, through the Extended Expiration Time at 5:00 PM Eastern Time, Friday, September 18, 2020.

If a rights holder does not exercise their subscription rights before the Extended Expiration Time, such rights will be deemed expired and void and will have no value. Such rights holders will then own the same number of the Corporation’s common shares as before the commencement of the rights offering.

A copy of the prospectus and related materials were sent to holders of record on August 17, 2020. Additionally, a copy of the prospectus may be requested from, and questions relating to the rights offering may be directed to, the information agent for the rights offering, as follows:

Rights Offering Information Agent

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY  10005
Telephone at (212) 269-5550 (bankers and brokers) or (800) 290-6432 (all others)
AP@dfking.com

Ampco-Pittsburgh has engaged Advisory Group Equity Services, Ltd. d/b/a RHK Capital to act as dealer-manager for the rights offering. Any broker-dealers interested in participating in the rights offering may contact info@rhk.capital.

The Company’s registration statement on Form S-1 was declared effective by the U.S. Securities and Exchange Commission on August 13, 2020.  The prospectus relating to and describing the terms of the rights offering has been filed with the SEC on August 17, 2020, and is available on the SEC’s website at www.sec.gov. This announcement shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Ampco-Pittsburgh Corporation
Ampco-Pittsburgh Corporation manufactures and sells highly engineered, high-performance specialty metal products and customized equipment utilized by industry throughout the world. Through its operating subsidiary, Union Electric Steel Corporation, it is a leading producer of forged and cast rolls for the global steel and aluminum industry. It also manufactures open-die forged products that principally are sold to customers in the steel distribution market, oil and gas industry, and the aluminum and plastic extrusion industries.  The Corporation is also a producer of air and liquid processing equipment, primarily custom-engineered finned tube heat exchange coils, large custom air handling systems, and centrifugal pumps. It operates manufacturing facilities in the United States, England, Sweden, Slovenia, and participates in three operating joint ventures located in China. It has sales offices in North and South America, Asia, Europe, and the Middle East. Corporate headquarters is located in Carnegie, Pennsylvania.

Forward-Looking Statements
The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by or on behalf of the Corporation. The information contained in this press release may include, but are not limited to, statements about undertaking the rights offering described herein, operating performance, trends, events that the Corporation expects or anticipates will occur in the future, statements about sales and production levels, restructurings, the impact from global pandemics (including COVID-19), profitability and anticipated expenses and cash outflows. All statements in this document other than statements of historical fact are statements that are, or could be, deemed “forward-looking statements” within the meaning of the Act and words such as “may,” “intend,” “believe,” “expect,” “anticipate,” “estimate,” “project,” “forecast” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, are not guarantees of future performance or expectations and involve risks and uncertainties. For the Corporation, these risks and uncertainties include, but are not limited to: cyclical demand for products and economic downturns; excess global capacity in the steel industry; increases in commodity prices or shortages of key production materials; consequences of global pandemics (including COVID-19); new trade restrictions and regulatory burdens associated with “Brexit”; inability of the Corporation to successfully restructure its operations; limitations in availability of capital to fund the Corporation’s operations and strategic plan; inability to satisfy the continued listing requirements of the New York Stock Exchange; potential attacks on information technology infrastructure and other cyber-based business disruptions; and those discussed more fully in documents filed with the SEC by the Corporation, particularly in the prospectus related to the rights offering and in Item 1A, Risk Factors, in Part I of the Corporation’s latest annual report on Form 10-K, and Part II of the Corporation’s Form 10-Q for the quarter ended June 30, 2020. The Corporation cannot guarantee any future results, levels of activity, performance or achievements. In addition, there may be events in the future that the Corporation may not be able to predict accurately or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.